Exhibit 12.1

Ocwen Financial Corporation and Subsidiaries

Computation of Earnings to Fixed Charges

(Dollars in Thousands)

	Three Months Ended Mar. 31
	2005	2004
Income (loss) from continuing operations before income taxes	$2,937	$6,773
Less: (Losses) and undistributed income of equity investees
Add:
Interest expensed and capitalized, except interest on deposits, and amortization of capitalized debt expenses	6,635	3,783
Interest on deposits	1,824	4,038
Interest component of rental expense	296	236

Total fixed charges (1)	8,755	8,057

Earnings for computation purposes	$11,692	$14,830

Ratio of earnings to fixed charges:
Including interest on deposits (2)	1.34	1.84
Excluding interest on deposits (2)	1.42	2.69

(1)	Fixed charges represent total interest expensed and capitalized, including and excluding interest on deposits, amortization of capitalized debt expenses, as well as the interest component of rental expense.
(2)	The ratios of earnings to fixed charges were computed by dividing (x) income from continuing operations before income taxes, adjusted for losses and undistributed income of equity investees plus fixed charges by (y) fixed charges.